

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 21, 2008

Micky Arison
Chairman of the Board of Directors
and Chief Executive Officer
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

      Re: Carnival Corporation
               Commission File Number: 1-9610
               Carnival plc
               Commission File Number: 1-15136
               Form 10-K for the fiscal year ended November 30, 2006

Dear Mr. Arison:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Max A. Webb
                     Assistant Director